

March 28, 2014

Carol Meltzer
Executive Vice President
Spectrum Group International, Inc.
1063 McGaw Avenue
Irvine, CA 92614

> **Re:** **Spectrum Group International, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed March 19, 2014**
> **File No. 001-11988**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed March 28, 2014**
> **File No. 005-51355**

Dear Ms. Meltzer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Item 13. Financial Statements

1. Please ensure that you update this section to incorporate your most recent Quarterly Report on Form 10-Q for the quarter ended December 31, 2013.

Preliminary Proxy Statement on Schedule 14A

2. We note your response to comment 7 from our letter dated February 20, 2014 and the related revisions to your disclosure, including your statement that the Board determined

that two of the directors that are not independent according to Nasdaq listing standards "were also disinterested with respect to the reverse split." Please disclose which members of the Board participated in the determination that the two directors that do not qualify as independent according to Nasdaq listing standards were disinterested for purposes of approving the reverse stock split.

Annex C

3. It does not appear that the form of proxy card that you have provided is complete. Please provide a complete form of proxy card with your next amendment. Please refer to Rule 14a-4 under the Exchange Act of 1934.

4. The portion of the form of proxy card which you have included provides that the proxy confers discretionary authority with respect to any amendments or variations to matters identified in the notice. Please advise as to how you determined that this was consistent with Rule 14a-4(c)(3), given that these matters are known a reasonable time before the solicitation.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, David Orlic, Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3503 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Abbe L. Dienstag